Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

March 3, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Yong Kim
Gus Rodriguez

Re:	Elastic N.V.

Form 10-K for the Fiscal Year ended April 30, 2022

Filed June 21, 2022

File No. 001-38675

Dear Yong Kim and Gus Rodriguez:

On behalf of our client, Elastic N.V. (the “Company” or “Elastic”), we submit this letter in response to the comment received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated February 23, 2023, relating to the above-referenced Form 10-K.

In this letter, we have set forth the Staff’s comment in italicized, bold type and have followed the comment with the Company’s response.

Form 10-K for the Fiscal Year ended April 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 66

1.

We note the second risk factor disclosure on page 35 explaining that you are dependent upon lead generation strategies, including offering free use of some of your product features and free trials of some of your paid features.

You also have disclosures under Our Growth Strategies on page 6, indicating that you plan to expand your customer base by acquiring new customers, and that one of the easiest ways to acquire customers is by offering free trials; also under Key Factors Affecting Our Performance on page 55, stating that your financial performance depends on growing your paid customer base by converting free users of your software into paid subscribers.

Please expand your disclosure on page 66 to describe the accounting policy applied in determining when free product features or trials would be sales incentives and when free product features or trials would be part of a contract with a customer, if the customer becomes a paid subscriber before the free service or free trial period ends.

Division of Corporation Finance

March 3, 2023

Also discuss any assumptions and uncertainties involved in the application of that policy consistent with the guidance in Section V of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company respectfully advises the Staff that to facilitate adoption of its commercial software, Elastic offers a free version (Basic tier) of its products and features that are available to users to download without any support. The Company does not enter into any commercial agreement for the download of the Basic tier of the Company’s software and therefore there is no associated revenue related to the free version of products and features that is recognized by the Company.

In addition, Elastic also offers a time-limited trial of its self-managed subscriptions including paid features (without any support) for 30 days and a capacity-limited trial of its cloud-based SaaS subscriptions for 14 days. These limited trials may be accessed for free from Elastic’s website under a trial agreement which, while it provides access to a full range of paid product features, is more restrictive than a paid commercial subscription in that the product license and cloud services are limited solely for internal evaluation use in a non-production capacity. In addition, the Company’s cloud-based trial is limited such that a trial user is unable to scale above certain set prescribed capacity limits. No payment information is required to start a trial.

Further, the Company respectfully advises the Staff that the free trial user is not obligated to enter into a paid subscription contract at the end of the free trial period and the trial user can opt out at any time during the free trial period. No enforceable right to consideration exists for the Company, and no contract exists between the Company and the user, prior to the execution of a paid subscription contract, for which revenue should be recorded.

In the circumstance of a free trial user entering into a paid subscription contract before the end of the free trial period, the Company evaluates if any remaining performance obligations under the free trial need to be combined with the performance obligations under the newly entered paid subscription contract. The Company respectfully notes that for its self-managed subscriptions, since a new license is issued to the customer under the paid subscription contract that is separate from the free trial license, and because there is no support for the free trial, there are no remaining performance obligations under the free trial, and therefore, the remaining free trial period is not part of or accounted for as part of the paid subscription contract. Similarly, a cloud-based SaaS free trial user is required to provide payment information or enter into a commercial cloud services agreement to start a paid subscription. Entering into a commercial cloud services agreement, or providing payment information to start a paid subscription prior to the expiry of the free trial period, terminates any remaining cloud-based free trial period and the Company has no remaining performance obligation under the free trial. Since the remaining free trial period is not part of the commercial contract with the customer, there is no impact to the timing and pattern of revenue recognition for the commercial subscription.

As neither the free download of the Basic tier of the Company’s products and features nor the free trials have any impact on the Company’s revenue recognition, Elastic believes that no specific disclosure related to the free products and features or the free trial subscriptions is required in the discussion in Form 10-K of the Company’s revenue recognition policy or critical accounting policies and estimates. Further, the Company respectfully advises the Staff that the costs associated with the free trials are not material to the Company’s financial statements.

The Company does not currently expect that its free trial subscriptions will change meaningfully in the near future. If such a change should occur, the Company will consider the guidance recited in the Staff’s comment and other applicable guidance in its disclosure analysis.

Division of Corporation Finance

March 3, 2023

If the Staff should have any questions or require additional information with respect to the foregoing, please contact the undersigned at (202) 637-5530 or my colleague Kevin Greenslade at (703) 610-6189.

Very truly yours,

/s/ Richard J. Parrino
Richard J. Parrino Hogan Lovells US LLP

cc:	Ashutosh Kulkarni, Elastic N.V.

Janesh Moorjani, Elastic N.V.

Jane Bone, Elastic N.V.

Carolyn Herzog, Elastic N.V.